UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of February 2020

Commission File Number:  1-15256

_____________________

OI S.A. – In Judicial Reorganization

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Humberto de Campos, No. 425, 8th floor – Leblon

22430-190 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization CNPJ/ME nº 76.535.764/0001-43 NIRE 33.3.0029520-8 Publicly-held Company

NOTICE TO THE MARKET

Selection of Financial Advisor

Oi S.A. – In Judicial Reorganization (“Oi” or the “Company”), informs its shareholders and the market in general that its management has hired Lazard as its financial advisor, to prospect and structure transactions involving alternatives that help secure its investment plan and accelerate the expansion of its fiber projects.

Lazard and Bank of America Merrill Lynch, who continues to support Oi in the process of divesting certain non-core assets, as disclosed to the market, will act in a coordinated manner to evaluate strategic alternatives involving fiber and other Oi assets, with the objective of maximizing value creation and expanding the sources of financing for the execution of the Company's investment plan and fiber expansion.

This initiative, together with others that have been disclosed to the market, is in line with the objective of deepening Oi's strategic, operational and financial transformation, based on a long-term vision and takes into account technology, market and innovation trends. This vision gives adequate support to the more efficient implementation of the Company’s widely disclosed Strategic Plan, aimed at strengthening and repositioning the Company.

Oi will keep its shareholders and the market informed of any relevant developments regarding the subject matter of this Notice to the Market.

Rio de Janeiro, February 5, 2020

Oi S.A. – In Judicial Reorganization

Camille Loyo Faria

Chief Financial Officer and Investor Relations Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 6, 2020

OI S.A. – In Judicial Reorganization

By:  /s/ Camille Loyo Faria

Name: Camille Loyo Faria

Title: Chief Financial and Investor Relations Officer